Transparent Path LLC
Statements of Changes in Members' Deficit
For the period from July 27th, 2018 (Inception) until December 31, 2019
(Unaudited)

	Accumulated Deficit		Total Members' Deficit	
Balance, July 27th, 2018 (Inception)	$	-	$	-
Net loss	$	(15,393)	$	(15,393)
Balance, December 31, 2018		(15,393)		(15,393)
Net loss		(13,176)		(13,176)
Balance, December 31, 2019	$	(28,569)	$	(28,569)